Exhibit B.9: Disclosure regarding code of ethics

CIBC has adopted a Code of Conduct applicable to all its officers and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at http://www.cibc.com/ca/pdf/about/code-of-conduct-en.pdf. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2011 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.

Effective November 1, 2011, CIBC adopted minor amendments to the Code of Conduct to address the following issues:

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Speaking Up and Retaliation: Changes have been made to emphasize the importance of reporting behaviour that contravenes the Code of Conduct, and to reinforce the fact that employees who report in good faith are protected against any retaliatory action.

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Role of the Manager: The Code of Conduct explicitly recognizes the position of managers as role models regarding acceptable standards of behaviour and their responsibility to support and protect any employee who makes a good faith report of a potential violation of the Code of Conduct.

•	Social Media: Changes to the Code of Conduct clarify and emphasize that employees should not discuss CIBC’s internal business through social media channels.

In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.

Effective November 1, 2010, CIBC adopted amendments to the Code of Conduct to address the following issues:

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Rejecting Corruption and Bribery: A new section has been added to clearly express that employees will not engage, directly or indirectly, in fraudulent or corrupt business practices and, if they encounter such incidents, it is their obligation to report the activity.

•	Ethical Behaviour: This section has been revised to reinforce the requirement to respect both the letter and the spirit of the Code of Conduct.

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Reporting Code of Conduct Violations: References to the mechanisms for reporting Code of Conduct violations, including the Ethics Hotline, as well as the protection of employees from retaliation for reporting violations, have been made more prominent throughout the Code of Conduct.

In addition to these changes, certain other editorial, technical, administrative or non-substantive amendments were made to the Code of Conduct.